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REEDSMITH
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                                                                 Reed Smith LLP
                                                            1301 K Street, N.W.
                                                        Suite 1100 - East Tower
                                                    Washington, D.C. 20005-3373
W. THOMAS CONNER                                                +1 202 414 9200
Direct Phone: +1 202 414 9208                               Fax +1 202 414 9299
Email: tconner@reedsmith.com                                      reedsmith.com

July 15, 2013

Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: METLIFE INVESTORS USA INSURANCE COMPANY:
    ----------------------------------------
    METLIFE INVESTORS USA SEPARATE ACCOUNT A
    PRIMELITE IV VARIABLE ANNUITY CONTRACT
    FILE NOS. 811-03365 AND 333-137968

    FIRST METLIFE INVESTORS INSURANCE COMPANY:
    ------------------------------------------
    FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
    PRIMELITE IV VARIABLE ANNUITY CONTRACT
    FILE NOS. 811-08306 AND 333-137969

Dear Mr. Oh:

   On behalf of MetLife Investors USA Insurance Company ("MLI USA") and First MetLife Investors Insurance Company ("FMLI," and together with MLI USA, the "Companies") and their corresponding separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us by telephone on July 2, 2013 with regard to the post-effective amendments to the registration statements on Form N-4 that were filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on May 21, 2013. The amendments were filed to revise the disclosure for the Lifetime Withdrawal Guarantee ("LWG") rider as well as to discontinue sales of the Guaranteed Withdrawal Benefit I ("GWB I") rider offered under the PrimElite IV variable annuity contracts (the "Contracts").

   For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response. To the extent that the Companies' responses herein refer to proposed revisions to disclosure in the prospectus supplements, the proposed revisions are set forth following the respective response.

 NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS .LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH MUNICH .
ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON . SILICON VALLEY . DUBAI
                      . CENTURY CITY . RICHMOND . GREECE

        US_ACTIVE-113648286.1-MTPAYNE

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Mr. Sonny Oh                                                          REEDSMITH
July 15, 2013
Page 2

   1.A. COMMENT:

Confirm that the date of the supplements will be on or about the date of scheduled effectiveness.

        RESPONSE:

The date of each supplement will be the same as the planned date of effectiveness.

   1.B. COMMENT:

Confirm the date of availability of the new LWG rider and that such date is on or near the date of the supplement. If not, advise the Staff as to the delay between the offer of the new LWG rider and the elimination of the existing one.

        RESPONSE:

In states where approved, the new version of the LWG rider will be available on the date of the supplement. The existing version of the LWG rider currently being sold will remain available in any states that have not yet approved the issuance of the new version of the LWG rider. Thus, there will not be a delay between the offer of the new version of the LWG rider and the elimination of the existing version in any state.

   2.A. COMMENT:

On pages 29-30 of the 2013 prospectus, there are different versions of the LWG rider described. Please revise the second paragraph of Section I of the supplement to more accurately describe which particular version or versions of the rider are being compared given that, depending on the version, different maximum and current charges may apply.

        RESPONSE:

The Companies have revised the supplements to clarify that the new version of the LWG rider is identical in all material respects to the version of the LWG rider currently being sold, except as noted. More specifically, the second paragraph of Section I of each supplement now reads:

     The new version of the Lifetime Withdrawal Guarantee rider differs from the previous version of the Lifetime Withdrawal Guarantee rider described in the April 29, 2013 prospectus (that is, the version that has been issued in your state since July 15, 2011) only in that the amount of the Compounding Income Amount and the Withdrawal Rate under the new version is 4% instead of 5%. (See "5% Compounding Income Amount" and "Annual Benefit Payment" in the prospectus.)

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Mr. Sonny Oh                                                          REEDSMITH
July 15, 2013
Page 3

   2.B. COMMENT:

The third paragraph of Section I of the supplement refers to replacing portions of Appendix D with the examples attached to the supplement. However, please note that on pages 37 and 45 of the 2013 prospectus, each cross-reference to Appendix D specifically refers to Section F of Appendix D. Similarly, on page 43 of the 2013 prospectus, the two cross-references refer to Sections G and H, respectively. Thus, in the example attached to the supplement, please match the section letter to that of the corresponding example in the 2013 prospectus Appendix D.

        RESPONSE:

The Companies have revised the supplements accordingly.

   2.C. COMMENT:

In the last paragraph of Section I of the supplement, please specify in which states new versions of the LWG rider will be available and clarify which version(s) of the rider described in the 2013 prospectus will no longer be available for purchase.

        RESPONSE:

The Companies have revised the last paragraph of Section I of the supplement to clarify which version(s) of the rider described in the 2013 prospectus will no longer be available for purchase. More specifically, the revised paragraph is as follows:

     In states where the new version of the Lifetime Withdrawal Guarantee rider is available for purchase, no version of the Lifetime Withdrawal Guarantee rider described in the April 29, 2013 prospectus remains available for purchase.

The Companies respectfully submit, however, that no additional disclosure regarding state availability is necessary as the supplements will be provided only to prospective purchasers in states that have approved issuance of the new version of the LWG rider. Accordingly, the existing disclosure is not misleading and contains no material omissions. In connection with the next prospectus update, the Companies will specifically note states that have not approved the new version of the LWG rider, if any, and for which the existing version remains available.

   2.D. COMMENT:

For future reference, please note that the Staff expects the maximum charges for all versions of the LWG rider to be shown in the fee table, including any versions no longer being sold but outstanding.

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Mr. Sonny Oh                                                          REEDSMITH
July 15, 2013
Page 4

      RESPONSE:

The Companies duly note the Staff's comment and will take it under advisement. Currently, the Companies continue to believe, as has been discussed with the Staff in the past, that the most appropriate approach is to present in the body of the fee table the Additional Rider Charges that apply to the version of the LWG rider available at that time under the Contract being sold by the prospectus. This approach best reflects what the Companies believe to be the primary purpose of the fee table--to help a potential investor understand and compare the expenses of different contracts. We believe that giving equal prominence in the body of the fee table to fees that do not apply under the Contract being sold by the prospectus at that time would be meaningless and potentially confusing to prospective purchasers of the contract./1/ The Companies also recognize that it is important for existing Contract owners to have access to information regarding the charges for the rider(s) they own, and to that end, currently include a footnote to the fee table referring existing Contract owners to the Expenses section of the prospectus where they can find the charges for their version of the rider. The Companies believe this decision is appropriately left within their discretion as the registrant issuing the securities offered under the prospectus since, among other things, the instructions for Item 3 of Form N-4 are silent on the proper presentation of fees and expenses that relate to contract features unavailable to new Contract owners.

   3. COMMENT:

Please provide Tandy representations and a response to these comments filed as EDGAR correspondence prior to effectiveness.

      RESPONSE:

The Companies will include the requested Tandy representations as correspondence with the post-effective amendments to be filed pursuant to Rule 485(b) under the Securities Act prior to effectiveness and will submit this response letter as EDGAR correspondence.

                                     * * *
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/1/  Cf. "Registration Form Used by Open-End Management Investment Companies,"
     Investment Company Act Release No. IC-23064 (Mar. 13, 1998) (noting that examples in the fee table help the investor understand and compare the expenses of different funds).

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Mr. Sonny Oh                                                          REEDSMITH
July 15, 2013
Page 5

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

                                                   Very truly yours,

                                                   /s/ W. Thomas Conner
                                                   -----------------------------
                                                   W. Thomas Conner